Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of LIV Capital Acquisition Corp. on Form S-1 of our report dated October 15, 2019, which includes an explanatory paragraph as to the LIV Capital Acquisition Corp.’s ability to continue as a going concern, with respect to our audit of the financial statements of LIV Capital Acquisition Corp. as of October 9, 2019 and for the period from October 2, 2019 (inception) through October 9, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

November 20, 2019